Exhibit 99.1

VBL Therapeutics Announces Independent Data Safety Monitoring Committee Provides Clearance to

Continue the OVAL Phase 3 Registration-Enabling Study of VB-111 in Ovarian Cancer

●	The OVAL Phase 3 clinical trial evaluating VB-111 in platinum-resistant ovarian cancer has recruited more than 320 patients (>80%) to date;

●	Remains on track to complete enrollment in 1Q22

TEL AVIV, Israel, SEPT. 17, 2021 (GLOBE NEWSWIRE) – VBL Therapeutics (NASDAQ: VBLT) today announced that the independent Data Safety Monitoring Committee (DSMC) of the ongoing OVAL Phase 3 registration-enabling study of VB-111 in ovarian cancer has conducted its fifth pre-planned review and has provided clearance to proceed with further clinical research as planned with no changes to the protocol.

The independent DSMC for the OVAL trial is tasked with setting standards of safety, monitoring these standards’ implementation for the trial participants and treatment efficacy data, and acting on behalf of patients whenever necessary as the committee continues to monitor progress.

“We continue to be very pleased to learn that data collected to date in the OVAL clinical trial has passed independent DSMC review as we progress toward our enrollment goal,” said Prof. Dror Harats, M.D., chief executive officer of VBL Therapeutics. “We thank the DSMC for its ongoing diligence, guidance and support.”

The OVAL trial is planned to enroll approximately 400 adult patients globally and more than 320 patients (>80 percent) have already been recruited. The trial has two primary endpoints: progression free survival (PFS) and overall survival (OS). Successfully meeting either primary endpoint has the potential to support a biologics license application (BLA). Meeting the PFS endpoint, with a readout anticipated in the second half of 2022, could accelerate BLA submission by approximately one year, subject to discussions with the U.S. Food and Drug Administration (FDA), compared to original projections based on the readout of the OS primary endpoint that remains anticipated in 2023.

About VB-111 (ofranergene obadenovec; `ofra-vec`)

VB-111 is an investigational anti-cancer, gene-therapy agent in development to treat a wide range of solid tumors. VB-111 is a unique biologic agent designed to use a dual mechanism to target solid tumors. Its mechanism combines the blockade of tumor vasculature with an anti-tumor immune response. VB-111 is administered as an IV infusion once every 6-8 weeks. It has been observed in past clinical research to be generally well-tolerated in >300 cancer patients and demonstrated activity signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. VB-111 has received orphan designation for the treatment of ovarian cancer by the European Commission. VB-111 has also received orphan drug designation in both the United States and Europe, and fast track designation in the United States, for prolongation of survival in patients with recurrent glioblastoma. VB-111 demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer (NCT01229865) and platinum-resistant ovarian cancer (NCT01711970).

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About the OVAL Trial (NCT03398655)

OVAL (VB-111-701/GOG-3018) is an international Phase 3 randomized, pivotal registration-enabling clinical trial comparing a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in adult patients with recurrent platinum-resistant ovarian cancer. OVAL is conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the field of gynecologic malignancies.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics (VBL), is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer and immune or inflammatory indications. VBL has developed three platform technologies: a gene-therapy based platform for targeting newly formed blood vessels with focus on cancer, an antibody-based platform targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the lecinoxoids platform, comprised of a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111; `ofra-vec`), is an investigational, potentially first-in-class, targeted anti-cancer gene-therapy agent in development that is designed to treat a wide range of solid tumors. VB-111 is currently being studied in a Phase 3 registration-enabling trial for recurrent platinum-resistant ovarian cancer. To learn more about VBL Therapeutics, please visit vblrx.com or follow the company on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding timing of completion of enrollment in the OVAL trial of VB-111, the CA-125 response rate in the blinded dataset, expected enrollment in the OVAL trial, ability of PFS readout to support accelerated BLA submission, and anticipated timing of PFS and OS readouts for OVAL trial. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that financial resources do not last for as long as anticipated, and that VBL may not realize the expected benefits of its intellectual property protection. In particular, the addition of PFS as a primary endpoint in the OVAL trial is not assurance that the trial will meet either of its primary endpoints, that it will do so within any particular time frame, or that VBL will obtain positive results to support any marketing application or further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Catherine Day

+1-917-763-2709

Catherine@newdaybioconsulting.com

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